SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

APPROACH RESOURCES INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

03834A103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 03834A103

(1)	Name of reporting person Yorktown Energy Partners V, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,528
(6) Shared voting power 0
(7) Sole dispositive power 4,528
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,528 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9 0% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. As a result, Yorktown V Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners V, L.P. Yorktown V Company LLC disclaims beneficial ownership of the securities owned by Yorktown Energy Partners V, L.P. in excess of its pecuniary interest therein.
(2)	Represents less than 0.1% of the outstanding shares, based on 28,441,142 shares of common stock issued and outstanding as of October 31, 2011 as disclosed by Approach Resources Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 7, 2011.

SCHEDULE 13G

CUSIP No. 03834A103

(1)	Name of reporting person Yorktown V Company LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 4,528
(6) Shared voting power 0
(7) Sole dispositive power 4,528
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,528 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row 9 0% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Yorktown V Company LLC is the sole general partner of Yorktown Energy Partners V, L.P. As a result, Yorktown V Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners V, L.P. Yorktown V Company LLC disclaims beneficial ownership of the securities owned by Yorktown Energy Partners V, L.P. in excess of its pecuniary interest therein.
(2)	Represents less than 0.1% of the outstanding shares, based on 28,441,142 shares of common stock issued and outstanding as of October 31, 2011 as disclosed by Approach Resources Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 7, 2011.

Item 1.

(a)	Name of issuer: Approach Resources Inc.

(b)	Address of issuer’s principal executive offices: One Ridgmar Centre, 6500 West Freeway, Suite 800, Fort Worth, Texas 76116

Item 2.

(a)	Name of person(s) filing:

Yorktown Energy Partners V, L.P., a Delaware limited partnership, and

Yorktown V Company LLC, a Delaware limited liability company

(b)	Address of principal business office: 410 Park Avenue, 19th Floor, New York, NY 10022

(c)	Citizenship: USA

(d)	Title of class of Securities: Common Stock, $0.01 Par Value

(e)	CUSIP Number: 03834A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 and 11 of pages 2 and 3 is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

YORKTOWN ENERGY PARTNERS V, L.P.

By:	Yorktown V Company LLC, its General Partner

	By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Managing Member

YORKTOWN V COMPANY LLC

By:	/s/ W. Howard Keenan, Jr.
W. Howard Keenan, Jr., Managing Member

INDEX TO EXHIBITS

Exhibit

1. Joint Filing Agreement dated February 13, 2008 (filed on Exhibit 99.1 to the Schedule 13G filed by Yorktown Energy Partners V, L.P. and Yorktown V Company LLC on February 14, 2008, and incorporated herein by reference)